SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 15, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒       Form 40-F   ☐

Enclosures:

Nokia stock exchange release dated October 15, 2009: Nokia Q3 2009 net sales EUR 9.8 billion, non-IFRS EPS EUR 0.17 (reported EPS EUR -0.15)

INTERIM REPORT

Nokia Corporation	October 15, 2009 at 13:00 (CET +1)

Nokia Q3 2009 net sales EUR 9.8 billion, non-IFRS EPS EUR 0.17 (reported EPS EUR -0.15)

Nokia Siemens Networks non-cash asset impairments negatively impacted reported EPS by EUR 0.29

	Non-IFRS third quarter 2009 results(1), (2), (3)
			YoY		QoQ
EUR million	Q3/2009	Q3/2008	Change	Q2/2009	Change
Net sales	9 810	12 239	-19.8%	9 913	-1.0%
Devices & Services	6 915	8 605	-19.6%	6 586	5.0%
NAVTEQ	166	157	5.7%	148	12.2%
Nokia Siemens Networks	2 760	3 504	-21.2%	3 199	-13.7%

Operating profit	741	1 756	-57.8%	775	-4.4%
Devices & Services	787	1 602	-50.9%	802	-1.9%
NAVTEQ	43	29	48.3%	19	126.3%
Nokia Siemens Networks	-53	177		2

Operating margin	7.6%	14.3%		7.8%
Devices & Services	11.4%	18.6%		12.2%
NAVTEQ	25.9%	18.5%		12.8%
Nokia Siemens Networks	-1.9%	5.1%		0.1%

EPS, EUR Diluted	0.17	0.33	-48.5%	0.15	13.3%

	Reported third quarter 2009 results(1), (3)
			YoY		QoQ
EUR million	Q3/2009	Q3/2008	Change	Q2/2009	Change
Net sales	9 810	12 237	-19.8%	9 912	-1.0%
Devices & Services	6 915	8 605	-19.6%	6 586	5.0%
NAVTEQ	166	156	6.4%	147	12.9%
Nokia Siemens Networks	2 760	3 503	-21.2%	3 199	-13.7%

Operating profit	-426	1 469		427
Devices & Services	785	1 602	-51.0%	763	2.9%
NAVTEQ	-68	-80		-100
Nokia Siemens Networks	-1 107	-1		-188

Operating margin	-4.3%	12.0%		4.3%
Devices & Services	11.4%	18.6%		11.6%
NAVTEQ	-41.0%	-51.3%		-68.0%
Nokia Siemens Networks	-40.1%	0.0%		-5.9%

EPS, EUR Diluted	-0.15	0.29		0.10

Note 1 relating to NAVTEQ: Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. Accordingly, NAVTEQ’s results for the third quarter 2008 are not directly comparable to those for the third quarter 2009.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 3, 14-16 and 18.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. A reconciliation of the non-IFRS results to our reported results for Q3 2009 and Q3 2008 can be found in the tables on pages 11 and 14-18 of this press release. A reconciliation of our Q2 2009 non-IFRS results can be found on pages 10 and 13-17 of our Q2 2009 Interim Report of July 16, 2009.

Note 3: Nokia reported net sales were EUR 28 996 million and earnings per share (diluted) were EUR -0.02 for the period from January 1 to September 30, 2009. Further information about the results for the period from January 1 to September 30, 2009 can be found in this press release on pages 10, 12, 19-20 and 22.

THIRD QUARTER 2009 HIGHLIGHTS

•                 Nokia net sales of EUR 9.8 billion, down 20% year on year and down 1% sequentially (down 19% and flat at constant currency).

•                 Devices & Services net sales of EUR 6.9 billion, down 20% year on year and up 5% sequentially (down 20% and up 6% at constant currency), and non-IFRS operating margin of 11.4% (18.6% in Q3 2008 and 12.2% in Q2 2009).

•                 Devices & Services gross margin of 30.9%, down from 34.0% in Q2 2009.

•                 Services net sales of EUR 148 million (billings of EUR 172 million). Due to the divestment of the security appliance business in April 2009, services net sales are not directly comparable to prior periods.

•                 Estimated industry mobile device volumes of 288 million units, down 7% year on year and up 7% sequentially.

•                 Nokia mobile device volumes of 108.5 million units, down 8% year on year and up 5% sequentially.

•                 Nokia estimated mobile device market share of 38% in Q3 2009, at the same level as in Q3 2008 and in Q2 2009.

•                 Nokia mobile device ASP of EUR 62, at the same level as in Q2 2009.

•                 NAVTEQ non-IFRS net sales of EUR 166 million, up 6% year on year and up 12% sequentially, and non-IFRS operating margin of 25.9% (18.5% in Q3 2008).

•                 Nokia Siemens Networks net sales of EUR 2.8 billion, down 21% year on year and down 14% sequentially (down 20% and down 14% at constant currency), and non-IFRS operating margin of -1.9% (5.1% in Q3 2008).

•                 Nokia operating cash flow of EUR 720 million.

•                 Total cash and other liquid assets of EUR 7.4 billion at the end of Q3 2009.

•                 Nokia taxes were favorably impacted by country profit mix as well as prior year tax benefits. If Nokia’s estimated long-term tax rate of 26% had been applied, non-IFRS EPS would have been approximately 2 Euro cents lower.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“The demand for mobile devices improved in many markets during Q3. With the average selling price of our devices holding firm quarter-on-quarter, our higher device volumes translated into increased net sales in our Devices & Services business. Our volumes and net sales were, however, somewhat constrained by component shortages we encountered across the portfolio. I also want to highlight the good operating expense management that helped the segment deliver solid earnings.

The challenging competitive factors and market conditions in the infrastructure and related services business necessitated non-cash impairment charges at Nokia Siemens Networks. We continue to support Nokia Siemens Networks actions to improve its performance.”

INDUSTRY AND NOKIA OUTLOOK

•                 Nokia expects industry mobile device volumes in the fourth quarter 2009 to be up sequentially.

•                 Nokia expects its mobile device market share in the fourth quarter 2009 to be approximately at the same level sequentially.

•                 Nokia expects industry mobile device volumes to be approximately 1.12 billion units in 2009, down approximately 7% from approximately 1.21 billion units Nokia estimated for 2008. This is an update to Nokia’s earlier estimate of industry mobile device volumes declining approximately 10% in 2009 from 2008 levels.

•                 Nokia expects its non-IFRS operating margin in Devices & Services in the fourth quarter 2009 to be up by one percentage point or more sequentially.

•                 Nokia and Nokia Siemens Networks now expect the mobile infrastructure and fixed infrastructure and related services market to decline approximately 5% in Euro terms in 2009, from 2008 levels. This is an update to Nokia and Nokia Siemens Networks earlier expected decline of approximately 10%.

•                 Nokia and Nokia Siemens Networks also now expect that Nokia Siemens Networks market share will decline by more than previously expected in 2009, compared with 2008. This is an update to Nokia and Nokia Siemens Networks earlier expected moderate decline. Nokia and Nokia Siemens Networks continue to see strong performance in its Services business unit expected to be offset by declines in certain product businesses.

THIRD QUARTER 2009 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third quarter 2008, unless otherwise indicated.)

The non-IFRS results exclusions

Q3 2009 — EUR 1 167 million consisting of:

•                 EUR 908 million impairment of goodwill in Nokia Siemens Networks

•                 EUR 29 million restructuring charge and other one-time items in Nokia Siemens Networks

•                 EUR 117 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                 EUR 111 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                 EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q3 2009 taxes — EUR 432 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes

Q2 2009 — EUR 348 million (net) consisting of:

•                 EUR 22 million of impairment of intangible assets in Devices & Services

•                 EUR 83 million restructuring charge in Devices & Services

•                 EUR 68 million gain on sale of security appliance business in Devices & Services

•                 EUR 69 million restructuring charge and other one-time items in Nokia Siemens Networks

•                 EUR 121 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                 EUR 119 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                 EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q3 2008 — EUR 287 million consisting of:

•                 EUR 59 million restructuring charge and other one-time items in Nokia Siemens Networks

•                 EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                 EUR 109 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s third quarter 2009 net sales decreased 20% to EUR 9.8 billion, compared with EUR 12.2 billion in the third quarter 2008. At constant currency, Group net sales would have decreased 19% year on year.

The following chart sets out the year on year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

NOKIA THIRD QUARTER 2009 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	Q3/2009 vs. Q3/2008 Change	Q3/2009 vs. Q2/2009 Change
Group net sales – reported	-20%	-1%
Group net sales - constant currency(1)	-19%	0%

Devices & Services net sales – reported	-20%	5%
Devices & Services net sales - constant currency(1)	-20%	6%

Nokia Siemens Networks net sales – reported	-21%	-14%
Nokia Siemens Networks net sales - constant currency(1)	-20%	-14%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s third quarter 2009 reported operating loss was EUR 426 million, compared with an operating profit of EUR 1.5 billion in the third quarter 2008. Nokia’s third quarter 2009 non-IFRS operating profit decreased 58% to EUR 741 million, compared with EUR 1.8 billion in the third quarter 2008. Nokia’s third quarter 2009 reported operating margin was -4.3% (12.0%). Nokia’s third quarter 2009 non-IFRS operating margin was 7.6% (14.3%).

Operating cash flow for the third quarter 2009 was EUR 720 million, compared with EUR 1.3 billion in the third quarter 2008. Total cash and other liquid assets were EUR 7.4 billion at September 30, 2009, compared with EUR 7.2 billion at September 30, 2008. At September 30, 2009, Nokia’s net debt-equity ratio (gearing) was -15%, compared with -18% at September 30, 2008.

Devices & Services

In the third quarter 2009, the total mobile device volumes of our Devices & Services group were 108.5 million units, representing a decline of 8% year on year and a 5% increase sequentially. The overall industry mobile device volumes for the same period were 288 million units based on Nokia’s preliminary estimate, representing a 7% year on year decrease and a 7% sequential increase. The lower device volumes year on year for Nokia and the industry continued to be driven by the negative impact of the deteriorated global economic conditions. The sequential industry device volume increase primarily reflected an improved demand environment for mobile devices. In addition, Nokia’s device volumes for the third quarter 2009 were somewhat constrained by component shortages across the portfolio, which are expected to continue to some degree in the fourth quarter 2009.

Of the total industry mobile device volumes, converged mobile device industry volumes in the third quarter 2009 were 47.0 million units, based on Nokia’s preliminary estimate, compared with an estimated 44.2 million units in the third quarter 2008 and 41.0 million units in the second quarter 2009. Our own converged mobile device volumes were 16.4 million units in the third quarter 2009, compared with 15.5 million units in the third quarter 2008 and 16.9 million units in the second quarter 2009. Nokia’s share of the converged mobile device market was an estimated 35% in the third quarter 2009, at the same level as in the third quarter 2008 and down from 41% in the second quarter 2009. We shipped 4.5 million Nokia Nseries and 4.4 million Nokia Eseries devices during the third quarter 2009, down from the combined 9.3 million Nseries and Eseries devices we shipped in the second quarter 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q3/2009	Q3/2008	YoY Change	Q2/2009	QoQ Change
Europe	27.1	27.4	-1.1%	23.3	16.3%
Middle East & Africa	19.6	21.5	-8.8%	18.9	3.7%
Greater China	18.5	19.8	-6.6%	18.6	-0.5%
Asia-Pacific	30.5	33.6	-9.2%	30.3	0.7%
North America	3.1	4.5	-31.1%	3.2	-3.1%
Latin America	9.7	11.0	-11.8%	8.9	9.0%
Total	108.5	117.8	-7.9%	103.2	5.1%

Based on our preliminary market estimate, Nokia’s mobile device market share for the third quarter 2009 was 38%, compared with 38% in the third quarter 2008 and in the second quarter 2009. Our year on year market share was higher in Europe, Latin America and Middle East & Africa. This was offset by lower market share in Greater China, Asia-Pacific and North America. Sequentially, our market share declined in Greater China, Asia-Pacific, Middle East & Africa and North America, but was offset by our increased market share in Europe and Latin America.

Our mobile device average selling price (ASP) in the third quarter 2009 was EUR 62, down from EUR 72 in the third quarter 2008 and at the same level as in the second quarter 2009. The year on year decline was primarily due to a higher proportion of sales of lower priced products as well as general price pressure. Sequentially, our ASP benefited from new product shipments, offset however by general price pressure.

Third quarter 2009 Devices & Services net sales declined 20% to EUR 6.9 billion, compared with EUR 8.6 billion in the third quarter 2008. Devices & Services net sales were down year on year in all geographic areas. At constant currency, Devices & Services net sales would have decreased 20%. The net sales decline resulted primarily from lower volumes, combined with the ASP decline, compared with the third quarter 2008. Of our total Devices & Services net sales, services contributed EUR 148 million in the third quarter 2009, representing 29% year on year growth and a 6% sequential growth. Nokia completed the divestment of its security appliances business in April 2009 and accordingly services net sales for the third and second quarter 2009 as well as for the prior periods are not directly comparable.

Beginning with the third quarter 2009, we are providing additional sequential comparative information for our Devices & Services business to reflect our product and solutions mode of operation and performance. We are now providing total net sales for Devices & Services divided into (i) net sales from smartphones and mobile computer solutions; that is, net sales of converged mobile devices, including the services and accessories sold with them, and (ii) net sales from mobile phones and embedded services; that is, net sales of Series 30 and Series 40-powered devices, including the services and accessories sold with them. We are also providing ASPs for each of these two categories of sales. Net sales from smartphones and mobile computer solutions totaled EUR 3.1 billion in the third quarter 2009, at the same level as in the second quarter 2009. The ASP for smartphones and mobile computer solutions was EUR 190, up from EUR 182 in the second quarter 2009. Net sales from mobile phones and embedded services totaled EUR 3.8 billion in the third quarter 2009, compared with EUR 3.5 billion in the second quarter 2009. The ASP for mobile phones and embedded services was EUR 41, at the same level as in the second quarter 2009.

Devices & Services reported gross profit and non-IFRS gross profit decreased 32% to EUR 2.1 billion, compared with EUR 3.1 billion in the third quarter 2008, with a reported and non-IFRS gross margin of 30.9% (36.5%). The year on year gross margin decrease was primarily due to higher cost of sales driven by a stronger Japanese Yen, as well as general price pressure.

During the third quarter 2009, Devices & Services reported operating profit decreased 51% to EUR 785 million, compared with EUR 1.6 billion in the third quarter 2008, with a reported operating margin of 11.4% (18.6%).

Devices & Services non-IFRS operating profit decreased 51% to EUR 787 million, compared with EUR 1.6 billion in the third quarter 2008, with a non-IFRS operating margin of 11.4% (18.6%). The year on year decrease in non-IFRS operating profit for the third quarter 2009 was due primarily to lower net sales and higher cost of sales compared with the third quarter 2008. These factors were somewhat mitigated by a reduction in our operating expenses, compared to the third quarter 2008.

NAVTEQ

(Nokia completed the acquisition of NAVTEQ Corporation on July 10, 2008. Accordingly, NAVTEQ’s results for the third quarter 2008 are not directly comparable to those for the third quarter 2009.)

Third quarter 2009 NAVTEQ net sales increased 6% to EUR 166 million, compared with EUR 156 million in the third quarter 2008. NAVTEQ reported gross profit was EUR 146 million (EUR 138 million), with a reported gross margin of 88.0% (88.5%). Non-IFRS gross profit was EUR 146 million (EUR 139 million), with a non-IFRS gross margin of 88.0% (88.5%). NAVTEQ had a reported operating loss of EUR 68 million (EUR 80 million loss). The reported operating margin was -41.0% (-51.3%). NAVTEQ non-IFRS operating profit was EUR 43 million (EUR 29 million), with a non-IFRS operating margin of 25.9% (18.5%).

When Nokia assessed goodwill for impairment on its annual impairment testing date in the fourth quarter 2008, Nokia concluded that a reasonably possible change of 1% in the valuation assumptions for long-term growth rate and pre-tax discount rate would give rise to an impairment loss for NAVTEQ. Nokia conducted a review and update of the assumptions used in the 2008 annual impairment testing analysis and performed a sensitivity analysis on these assumptions to assess the recoverability of NAVTEQ. This assessment resulted in no indication of impairment for NAVTEQ. However, Nokia has once again concluded that a reasonably possible change of 1% in the valuation assumptions for long-term growth rate and pre-tax discount rate would give rise to an impairment loss for NAVTEQ. Nokia continues to evaluate the financial performance and future strategies of NAVTEQ as well as market and economic conditions to assess the recoverability of NAVTEQ’s carrying amount. Nokia will conduct its annual goodwill impairment testing in the fourth quarter 2009.

Nokia Siemens Networks

Third quarter 2009 net sales decreased 21% to EUR 2.8 billion, compared with EUR 3.5 billion in the third quarter 2008, reflecting challenging competitive factors and market conditions. At constant currency, Nokia Siemens Networks net sales would have decreased 20%. Of total Nokia Siemens Networks net sales, services contributed EUR 1.3 billion.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2009	Q3/2008	YoY Change	Q2/2009	QoQ Change
Europe	1 062	1 358	-21.8%	1 209	-12.2%
Middle East & Africa	387	424	-8.7%	459	-15.7%
Greater China	335	288	16.3%	353	-5.1%
Asia-Pacific	567	894	-36.6%	648	-12.5%
North America	127	150	-15.3%	208	-38.9%
Latin America	282	389	-27.5%	322	-12.4%
Total	2 760	3 503	-21.2%	3 199	-13.7%

Nokia Siemens Networks reported gross profit decreased 28% to EUR 778 million, compared with EUR 1.1 billion in the third quarter 2008, with a reported gross margin of 28.2% (30.8%). Nokia Siemens Networks non-IFRS gross profit decreased 27% to EUR 794 million, compared with EUR 1.1 billion in the third quarter 2008, with a non-IFRS gross margin of 28.8% (31.2%). The lower year on year non-IFRS gross profit in the third quarter 2009 was due primarily to lower year on year net sales.

Nokia Siemens Networks had a third quarter 2009 reported operating loss of EUR 1 107 million, compared with an operating loss of EUR 1 million in the third quarter 2008, with an operating margin of -40.1% (0.0%). The operating loss in the third quarter 2009 was primarily driven by the EUR 908 million impairment of goodwill. Nokia Siemens Networks non-IFRS operating loss was EUR 53 million in the third quarter 2009, compared with a non-IFRS operating profit of EUR 177 million in the third quarter 2008, with a non-IFRS operating margin of -1.9% (5.1%). The year on year decline in Nokia Siemens Networks non-IFRS operating profit primarily reflected lower net sales.

Nokia recorded a charge to operating profit in the third quarter 2009 of EUR 908 million for the impairment of goodwill in Nokia Siemens Networks. After the impairment charge Nokia no longer carries any goodwill with regard to Nokia Siemens Networks. An additional charge of EUR 432 million was recorded to tax expense to provide a valuation allowance on Nokia Siemens Networks’ deferred tax assets. The net impact of the asset impairment charges after minority interest totaled EUR 1 072 million, negatively impacting reported EPS by EUR 0.29.

The recoverability of the investment in Nokia Siemens Networks has declined as a result of the decline in forecasted profits and cash flows. The asset impairment charges are the result of an evaluation of the historical and projected financial performance of Nokia Siemens Networks, taking into consideration the challenging competitive factors and market conditions in the infrastructure and related services business, which have resulted in lower net sales projections and which, in turn, have reduced the projected scale and thus negatively impacted projected margins and profitability.

The recognition of a valuation allowance does not impact the validity of the deferred tax assets and Nokia Siemens Networks retains the possibility of recovering these assets if sufficient future taxable profits become available.

Q3 2009 OPERATING HIGHLIGHTS

•                  Nokia announced the formation of Solutions, a new unit responsible for driving Nokia’s offering of solutions, with the aim of integrating the mobile device, services and content into a unique and compelling offering for the consumer. The unit formally started operating on October 1, 2009.

•                  Nokia announced changes to its Group Executive Board, with Robert Andersson leaving Nokia’s Group Executive Board as of September 30, 2009 in connection with his transfer to new duties in Nokia’s Corporate Development unit from October 1, 2009; Alberto Torres joining Nokia’s Group Executive Board as of October 1, 2009 in connection with his appointment as head of Solutions, and; Simon Beresford-Wylie leaving the Group Executive Board on September 30, 2009 after stepping down as Chief Executive Officer of Nokia Siemens Networks.

•                  Nokia announced that Rajeev Suri had been appointed as Chief Executive Officer of Nokia Siemens Networks as of October 1, 2009.

•                  Nokia was named as the world’s most sustainable technology company according to the 2009-10 edition of the prestigious Dow Jones Sustainability Indexes that went live during September. Already rated for several years as the leader within the Europe and Communications categories, this year Nokia was also chosen as “World Technology Supersector Leader” making it number one across the entire global technology sector.

•                  Nokia announced that a United States International Trade Commission (ITC) judge issued an Initial Determination in favor of Nokia in the action brought by InterDigital against Nokia. The judge’s Initial Determination is consistent with a previous judgment in the United Kingdom that found several InterDigital patents not to be essential to the UMTS mobile standard.

Devices & Services

•                  Nokia acquired certain assets of cellity, a mobile software company that has developed a solution for aggregating address book data, as well as certain assets of Plum Ventures, Inc, a privately held company that develops and operates a cloud-based social media sharing and messaging service for private groups. Nokia also acquired

Dopplr Oy, a privately-held mobile service provider for international travelers. All three acquisitions enable Nokia to accelerate the delivery of Ovi services and bring additional internet services talent to its Services unit.

•                  Nokia announced Nokia Money, a new mobile financial service giving mobile device users access to basic financial services. The service is to be rolled out gradually to selected markets in early 2010 and will be operated in cooperation with Obopay, a leading developer of mobile payment solutions in which Nokia invested earlier this year.

•                  Nokia announced a global alliance with Microsoft to design and market a suite of productivity applications for Nokia’s range of Symbian smartphones, starting with Nokia’s business-optimized Eseries range of devices.

•                  Nokia announced the Nokia N900, a handset that delivers computer-grade performance in a compact QWERTY and touch form factor. The Nokia N900 runs on Maemo, a desktop PC-like software architecture based on the open source Linux software.

•                  Nokia announced the Nokia Booklet 3G, a new Windows 7-based mini-laptop. The Nokia Booklet 3G is encased in an ultra-portable aluminum chassis, runs for up to 12 hours on a single charge and has a broad range of connectivity options.

•                  Nokia announced the Nokia N97 mini, a companion to the Nokia N97. The Nokia N97 mini will be the first device to feature Ovi lifecasting, an application developed together with Facebook that enables people for the first time to publish their location and status updates directly to their Facebook account from the home screen of a mobile device.

•                  Nokia announced the Nokia X6, a powerful entertainment device with 32GB of on-board memory that, in select markets, will be available in combination with Comes With Music, Nokia’s ‘all-you-can-eat-music’ offering. Nokia also announced the Nokia X3, an affordable music device and the first Series 40-powered device enabled for Ovi Store, Nokia’s store for applications and content.

•                  Nokia announced the Nokia 5230, an affordable touch smartphone that, in select markets, will also be available in combination with Comes With Music.

•                  Nokia launched Comes With Music in Austria, the Netherlands and South Africa during the quarter, with the offering now available on 17 Nokia devices across 12 countries altogether. Additionally, Nokia launched Nokia Music Store in India during the quarter, with the chain of digital music stores now localized for 22 countries.

•                  Nokia announced the Nokia 5800 Navigation Edition, a touch handset preloaded with a lifetime of voice-guided Drive and Walk navigation licenses for the user’s region.

•                  Nokia announced and commenced shipments of the Nokia 3720 classic, a rugged handset designed to resist water, dust and shock.

•                  Nokia Messaging, Nokia’s consumer email service, continued to gain traction among operators with six new agreements announced during the quarter. Nokia Messaging is now available to Nokia users in more than 50 countries and approximately 1 million users are now registered. Additionally, more than 2 million people have now activated an Ovi Mail account. Ovi Mail is an email solution developed especially for consumers in emerging markets.

•                  Nokia announced the Ovi SDK Beta, the Ovi Maps Player API for mobile and Ovi Navigation Player API, enabling the creation of rich applications for the web as well as the Symbian and Maemo platforms, and which will be distributed through the Ovi Store. Ovi developer tools are a key focus area as we continue to expand our services offering for consumers and create opportunities for developers and content providers.

NAVTEQ

•                  NAVTEQ announced the European availability of Motorway Junction Objects, which enables navigation systems to display full 3D animation of complex junctions, with coverage of over 6 000 locations.

•                  NAVTEQ significantly increased major city coverage for its India map, now encompassing 84 cities.

•                  NAVTEQ announced that NAVTEQ Discover Cities™ reached a global pedestrian navigation milestone of 100 cities with the addition of Johannesburg.

•                  NAVTEQ acquired Acuity, a US-based company with a leading mobile location-based advertising delivery platform. The acquisition underscores NAVTEQ’s commitment to and investment in location-based advertising technology and solutions.

•                  NAVTEQ launched real time traffic in 11 European countries and expanded NAVTEQ Traffic Patterns™ to 9 European countries.

•                  NAVTEQ announced the integration of Nokia GPS data for availability in NAVTEQ traffic products in North America and Europe.

•                  NAVTEQ along with Nokia and Magnetti Marelli announced innovative technology to integrate smartphones into car infotainment systems.

•                  NAVTEQ announced that Nextar selected NAVTEQ Location Point™ to offer their consumers a lifetime of free traffic supported by targeted location-based advertising.

Nokia Siemens Networks

•                  Globe Telecommunications, one of the leading communication service providers in the Philippines can now offer Web 2.0 services and roll out new promotional service packages up to 10 times faster than before after Nokia Siemens Networks, in collaboration with IBM, implemented a Service Delivery Framework for the operator, which offers an agile and efficient service creation environment, and reduces the time to market for new services.

•                  Nokia Siemens Networks in September made the world’s first LTE call using commercial base station and fully standard compliant, commercial software. The successful demonstration, as well as the fact that Nokia Siemens Networks had delivered LTE-compatible Flexi Base Station hardware to over 100 customers by end September, illustrates the readiness of Nokia Siemens Networks’ products for early commercial deployments worldwide.

•                  Nokia Siemens Networks continued to make inroads in North America with a 3G network roll out deal in Canada for Globalive Wireless that includes a services-led turnkey deal for the implementation, maintenance, design and service assurance as well as a system-led deal for the WCDMA network.

•                  Nokia Siemens Networks won a number of other key 3G deals in the quarter including a contract with Megafon in Russia as the main supplier for the extension of its 3G radio network, and deals with Viettel in Vietnam, Hutchison 3G Austria, Nuevatel in Bolivia, T-Mobile in the Czech Republic and Hutchison Telecom in Hong Kong.

•                  In fixed line, Nokia Siemens Networks was appointed by Belgacom International Carrier Services to upgrade its optical network transmission capacity from 10 Gigabit per second (Gbps) per wavelength to 40 Gbps. Other deals included an upgrade for České Radiokomunikace for data rates of up to 10 Gbps and a 4 000 km extension of a nationwide fiber backbone network for Zain Nigeria.

•                  Nokia Siemens Networks demonstrated DSL with download speeds of 25 Mbps at a distance of up to 1 500 meters from the local exchange at Broadband World Forum in Paris with its VDSL2 bonding solution.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press

NOKIA IN THE THIRD QUARTER 2009

(The following discussion is of Nokia’s reported results. Comparisons are given to the third quarter 2008 results, unless otherwise indicated.)

Nokia’s net sales decreased 20% to EUR 9 810 million (EUR 12 237 million). Net sales of Devices & Services decreased 20% to EUR 6 915 million (EUR 8 605 million). Net sales of NAVTEQ increased 6% to EUR 166 million (EUR 156 million). Net sales of Nokia Siemens Networks decreased 21% to EUR 2 760 million (EUR 3 503 million).

Operating loss was EUR 426 million (compared with an operating profit of EUR 1 469 million), representing an operating margin of -4.3% (12.0%). Operating profit in Devices & Services decreased 51% to EUR 785 million (EUR 1 602 million), representing an operating margin of 11.4% (18.6%). Operating loss in NAVTEQ was EUR 68 million (loss of EUR 80 million), representing an operating margin of -41.0% (-51.3%). Operating loss in Nokia Siemens Networks was EUR 1 107 million (loss of EUR 1 million), representing an operating margin of -40.1% (0.0%). The operating loss in Nokia Siemens Networks included a non-deductible impairment of goodwill charge of EUR 908 million. Corporate Common Functions reported expense totaled EUR 36 million (EUR 52 million).

In the third quarter 2009, net financial expense was EUR 48 million (net financial expense EUR 57 million). Loss before tax was EUR 469 million (profit of EUR 1 410 million). The results after taxes included a charge of EUR 432 million recorded to provide a valuation allowance on Nokia Siemens Networks’ deferred tax assets. Loss was EUR 913 million (profit of EUR 1 055 million), based on a loss of EUR 559 million (profit of EUR 1 087 million) attributable to equity holders of the parent and a negative EUR 354 million (negative EUR 32 million) attributable to minority interests. Earnings per share decreased to EUR -0.15 (basic) and EUR -0.15 (diluted), compared with EUR 0.29 (basic) and EUR 0.29 (diluted) in the third quarter of 2008.

NOKIA IN JANUARY - SEPTEMBER 2009

(The following discussion is of Nokia’s reported results. Comparisons are given to the January-September 2008 results, unless otherwise indicated.)

Nokia’s net sales decreased 24% to EUR 28 996 million (EUR 38 048 million). Net sales of Devices & Services decreased 27% to EUR 19 674 million (EUR 26 958 million). Net sales of NAVTEQ were EUR 445 million. Net sales of Nokia Siemens Networks decreased 18% to EUR 8 949 million (EUR 10 971 million).

Operating profit decreased 99% to EUR 56 million (EUR 4 474 million), representing an operating margin of 0.2% (11.8%). Operating profit in Devices & Services decreased 59% to EUR 2 095 million (EUR 5 050 million), representing an operating margin of 10.6% (18.7%). Operating loss in NAVTEQ was EUR 288 million, representing an operating margin of -64.7%. Operating loss in Nokia Siemens Networks was EUR 1 656 million (loss of EUR 122 million), representing an operating margin of -18.5% (-1.1%). The operating loss in Nokia Siemens Networks included a non-deductible impairment of goodwill charge of EUR 908 million. Corporate Common Functions reported expense totaled EUR 95 million (EUR 374 million).

In the period from January to September 2009, net financial expense was EUR 186 million (net financial income EUR 14 million). Loss before tax was EUR 101 million (profit of EUR 4 494 million). The results after taxes included a charge of EUR 432 million recorded to provide a valuation allowance on Nokia Siemens Networks’ deferred tax assets. Loss was EUR 622 million (profit of EUR 3 338 million), based on a loss of EUR 57 million (profit of EUR 3 412 million) attributable to equity holders of the parent and a negative EUR 565 million (negative EUR 74 million) attributable to minority interests. Earnings per share decreased to EUR -0.02 (basic) and EUR -0.02 (diluted), compared with EUR 0.91 (basic) and EUR 0.90 (diluted) in January-September 2008.

PERSONNEL

The average number of employees during January-September 2009 was 123 139, of which the average number of employees at Nokia Siemens Networks was 61 575. At September 30, 2009, Nokia employed a total of 123 347 people (123 006 September 30, 2008), of which 63 943 were employed by Nokia Siemens Networks (60 183 people at September 30, 2008).

SHARES

The total number of Nokia shares at September 30, 2009 was 3 744 956 052. At September 30, 2009, Nokia and its subsidiary companies owned 37 380 257 Nokia shares, representing approximately 1.0% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	7-9/2009	7-9/2008	7-9/2009	7-9/2008

Net sales	9 810	12 237	9 810	12 239
Cost of sales	-6 749	-7 878	-6 733	-7 867

Gross profit	3 061	4 359	3 077	4 372
Research and development expenses	-1 386	-1 466	-1 257	-1 337
Selling and marketing expenses	-920	-1 068	-822	-967
Administrative and general expenses	-267	-293	-251	-266
Impairment of goodwill	-908	—	—	—
Other income	40	102	40	102
Other expenses	-46	-165	-46	-148

Operating profit	-426	1 469	741	1 756
Share of results of associated companies	5	-2	5	-2
Financial income and expenses	-48	-57	-48	-57

Profit before tax	-469	1 410	698	1 697
Tax	-444	-355	-96	-444

Profit	-913	1 055	602	1 253

Profit attributable to equity holders of the parent	-559	1 087	634	1 219
Profit attributable to minority interests	-354	-32	-32	34
	-913	1 055	602	1 253

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	-0.15	0.29	0.17	0.33
Diluted	-0.15	0.29	0.17	0.33

Average number of shares (1 000 shares)
Basic	3 707 535	3 700 704	3 707 535	3 700 704
Diluted	3 714 202	3 736 440	3 714 202	3 736 440

Depreciation and amortization, total	428	490	198	262

Share-based compensation expense, total	15	31	15	31

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-9/2009	1-9/2008	1-9/2009	1-9/2008

Net sales	28 996	38 048	28 999	38 057
Cost of sales	-19 805	-24 738	-19 691	-24 520

Gross profit	9 191	13 310	9 308	13 537
Research and development expenses	-4 344	-4 237	-3 941	-4 017
Selling and marketing expenses	-2 885	-3 093	-2 575	-2 855
Administrative and general expenses	-851	-939	-764	-837
Impairment of goodwill	-908	—	—	—
Other income	239	266	171	201
Other expenses	-386	-833	-169	-237

Operating profit	56	4 474	2 030	5 792
Share of results of associated companies	29	6	29	6
Financial income and expenses	-186	14	-186	14

Profit before tax	-101	4 494	1 873	5 812
Tax	-521	-1 156	-417	-1 532

Profit	-622	3 338	1 456	4 280

Profit attributable to equity holders of the parent	-57	3 412	1 543	4 115
Profit attributable to minority interests	-565	-74	-87	165
	-622	3 338	1 456	4 280

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	-0.02	0.91	0.42	1.09
Diluted	-0.02	0.90	0.41	1.08

Average number of shares (1 000 shares)
Basic	3 704 106	3 759 091	3 704 106	3 759 091
Diluted	3 721 107	3 802 880	3 721 107	3 802 880

Depreciation and amortization, total	1 333	1 171	618	705

Share-based compensation expense, total	-1	127	-1	127

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2009	Y-o-Y change, %	7-9/2008	1-12/2008

Europe	3 558	-19	4 386	18 842
Middle-East & Africa	1 357	-25	1 804	7 265
Greater China	1 736	1	1 722	6 420
Asia-Pacific	2 040	-25	2 711	11 344
North America	392	-29	554	2 068
Latin America	727	-31	1 060	4 771

Total	9 810	-20	12 237	50 710

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.09	Y-o-Y change, %	30.09.08	31.12.08

Europe	58 814	-4	61 268	61 971
Middle-East & Africa	4 140	-20	5 161	5 160
Greater China	15 059	5	14 319	14 879
Asia-Pacific	23 370	13	20 646	21 832
North America	7 936	-7	8 547	8 862
Latin America	14 028	7	13 065	13 125

Total	123 347	0	123 006	125 829

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2009	Special items & PPA 7-9/2009	Non- IFRS 7- 9/2009	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales	6 915	—	6 915	8 605	—	8 605
Cost of sales	-4 778	—	-4 778	-5 464	—	-5 464

Gross profit	2 137	—	2 137	3 141	—	3 141
% of net sales	30.9		30.9	36.5		36.5

Research and development expenses (1)	-703	2	-701	-719	—	-719
% of net sales	10.2		10.1	8.4		8.4

Selling and marketing expenses	-552	—	-552	-684	—	-684
% of net sales	8.0		8.0	7.9		7.9

Administrative and general expenses	-105	—	-105	-110	—	-110
% of net sales	1.5		1.5	1.3		1.3

Other income and expenses	8	—	8	-26	—	-26

Operating profit	785	2	787	1 602	—	1 602
% of net sales	11.4		11.4	18.6		18.6

(1) Amortization of acquired intangible assets of EUR 2 million in Q3/09

NAVTEQ, EUR million

(unaudited)

	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales (1)	166	—	166	156	1	157
Cost of sales	-20	—	-20	-18	—	-18

Gross profit	146	—	146	138	1	139
% of net sales	88.0		88.0	88.5		88.5

Research and development expenses (2)	-152	83	-69	-158	81	-77
% of net sales	91.6		41.6	101.3		49.0

Selling and marketing expenses (3)	-49	28	-21	-50	27	-23
% of net sales	29.5		12.7	32.1		14.6

Administrative and general expenses	-13	—	-13	-13	—	-13
% of net sales	7.8		7.8	8.3		8.3

Other income and expenses	—	—	—	3	—	3

Operating profit	-68	111	43	-80	109	29
% of net sales	-41.0		25.9	-51.3		18.5

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/08.

(2) Amortization of acquired intangibles of EUR 83 million in Q3/09 and EUR 81 million in Q3/08.

(3) Amortization of acquired intangibles of EUR 28 million in Q3/09 and EUR 27 million in Q3/08.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales (1)	2 760	—	2 760	3 503	1	3 504
Cost of sales (2)	-1 982	16	-1 966	-2 423	11	-2 412

Gross profit	778	16	794	1 080	12	1 092
% of net sales	28.2		28.8	30.8		31.2

Research and development expenses (3)	-531	44	-487	-586	48	-538
% of net sales	19.2		17.6	16.7		15.4

Selling and marketing expenses (4)	-318	70	-248	-334	74	-260
% of net sales	11.5		9.0	9.5		7.4

Administrative and general expenses (5)	-128	16	-112	-141	27	-114
% of net sales	4.6		4.1	4.0		3.3

Other income and expenses (6)	-908	908	—	-20	17	-3

Operating profit	-1 107	1 054	-53	-1	178	177
% of net sales	-40.1		-1.9	0.0		5.1

(1) Deferred revenue related to acquisitions of EUR 1 million in Q3/08.

(2) Restructuring charges of EUR 16 million in Q3/09 and of EUR 11 million in Q3/08.

(3) Reversal of restructuring charges of EUR 1 million and amortization of acquired intangibles of EUR 45 million in Q3/09. Restructuring charges of EUR 3 million and amortization of acquired intangibles of EUR 45 million in Q3/08.

(4) Reversal of restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/09. Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/08.

(5) Restructuring charges of EUR 16 million in Q3/09 and EUR 27 million in Q3/08.

(6) Impairment of goodwill of EUR 908 million in Q3/09. Restructuring charges of EUR 16 million and amortization of acquired intangibles of EUR 1 million in Q3/08.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2009	Special items & PPA 7-9/2009	Non-IFRS 7-9/2009	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-3	—	-3

Selling and marketing expenses	-1	—	-1	—	—	—

Administrative and general expenses	-21	—	-21	-29	—	-29

Other income and expenses	-14	—	-14	-20	—	-20

Operating profit	-36	—	-36	-52	—	-52

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2009	Special items & PPA 7-9/2009	Non- IFRS 7-9/2009	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales (1)	9 810	—	9 810	12 237	2	12 239
Cost of sales (2)	-6 749	16	-6 733	-7 878	11	-7 867

Gross profit	3 061	16	3 077	4 359	13	4 372
% of net sales	31.2		31.4	35.6		35.7

Research and development expenses (3)	-1 386	129	-1 257	-1 466	129	-1 337
% of net sales	14.1		12.8	12.0		10.9

Selling and marketing expenses (4)	-920	98	-822	-1 068	101	-967
% of net sales	9.4		8.4	8.7		7.9

Administrative and general expenses (5)	-267	16	-251	-293	27	-266
% of net sales	2.7		2.6	2.4		2.2

Other income and expenses (6)	-914	908	-6	-63	17	-46

Operating profit	-426	1 167	741	1 469	287	1 756
% of net sales	-4.3		7.6	12.0		14.3

Share of results of associated companies	5		5	-2		-2
Financial income and expenses	-48		-48	-57		-57

Profit before tax	-469	1 167	698	1 410	287	1 697
Tax	-444	348	-96	-355	-89	-444

Profit	-913	1 515	602	1 055	198	1 253

Profit attributable to equity holders of the parent	-559	1 193	634	1 087	132	1 219
Profit attributable to minority interests	-354	322	-32	-32	66	34
	-913	1 515	602	1 055	198	1 253

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	-0.15	0.32	0.17	0.29	0.04	0.33
Diluted	-0.15	0.32	0.17	0.29	0.04	0.33

Average number of shares
(1 000 shares)
Basic	3 707 535		3 707 535	3 700 704		3 700 704
Diluted	3 714 202		3 714 202	3 736 440		3 736 440

Depreciation and amortization, total	428	-230	198	490	-228	262

Share-based compensation expense, total	15	—	15	31	—	31

(1) Deferred revenue related to acquisitions of EUR 2 million in Q3/08.

(2) Restructuring charges of EUR 16 million in Q3/09 and EUR 11 million in Q3/08.

(3) Reversal of restructuring charges of EUR 1 million and amortization of acquired intangible assets of EUR 130 million in Q3/09. Restructuring charges of EUR 3 million and amortization of acquired intangible assets of EUR 126 million in Q3/08.

(4) Reversal of restructuring charges of EUR 2 million and amortization of acquired intangible assets of EUR 100 million in Q3/09. Restructuring charges of 2 million and amortization of acquired intangible assets of EUR 99 million in Q3/08.

(5) Restructuring charges of EUR 16 million in Q3/09 and EUR 27 million in Q3/08.

(6) Impairment of goodwill of EUR 908 million in Q3/09. Restructuring charges of EUR 16 million and amortization of acquired intangibles of EUR 1 million in Q3/08.

CONSOLIDATED INCOME STATEMENT, IFRS, EUR million

(unaudited)

	7-9/2009	7-9/2008	1-9/2009	1-9/2008	1-12/2008

Net sales	9 810	12 237	28 996	38 048	50 710
Cost of sales	-6 749	-7 878	-19 805	-24 738	-33 337

Gross profit	3 061	4 359	9 191	13 310	17 373
Research and development expenses	-1 386	-1 466	-4 344	-4 237	-5 968
Selling and marketing expenses	-920	-1 068	-2 885	-3 093	-4 380
Administrative and general expenses	-267	-293	-851	-939	-1 284
Impairment of goodwill	-908	—	-908	—	—
Other income	40	102	239	266	420
Other expenses	-46	-165	-386	-833	-1 195

Operating profit	-426	1 469	56	4 474	4 966
Share of results of associated companies	5	-2	29	6	6
Financial income and expenses	-48	-57	-186	14	-2

Profit before tax	-469	1 410	-101	4 494	4 970
Tax	-444	-355	-521	-1 156	-1 081

Profit	-913	1 055	-622	3 338	3 889

Profit attributable to equity holders of the parent	-559	1 087	-57	3 412	3 988
Profit attributable to minority interests	-354	-32	-565	-74	-99

	-913	1 055	-622	3 338	3 889

Earnings per share, EUR

(for profit attributable to the equity holders of the parent)
Basic	-0.15	0.29	-0.02	0.91	1.07
Diluted	-0.15	0.29	-0.02	0.90	1.05

Average number of shares (1 000 shares)
Basic	3 707 535	3 700 704	3 704 106	3 759 091	3 743 622
Diluted	3 714 202	3 736 440	3 721 107	3 802 880	3 780 363

Depreciation and amortization, total	428	490	1 333	1 171	1 617

Share-based compensation expense, total	15	31	-1	127	67

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS, EUR million

	7-9/2009	7-9/2008	1-9/2009	1-9/2008	1-12/2008

Profit	-913	1 055	-622	3 338	3 889

Other comprehensive income
Tax benefit on stock options exercised	—	4	—	4	4
Excess tax benefit on share-based compensation	-1	-22	-14	-122	-128
Translation differences	-405	471	-566	422	595
Net investment hedge gains/losses	74	-67	108	-41	-123
Cash flow hedges	398	189	110	-116	-40
Available-for-sale investments	9	11	-3	29	-15
Other increase/decrease, net	—	98	-12	65	28
Income tax related to components of other comprehensive income	-128	-26	-68	45	58

Other comprehensive income, net of tax	-53	658	-445	286	379

Total comprehensive income	-966	1 713	-1 067	3 624	4 268

Total comprehensive income attributable to	-644	1 835	-545	3 790	4 459
equity holders of the parent
minority interests	-322	-122	-522	-166	-191
	-966	1 713	-1 067	3 624	4 268

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.09.2009	30.09.2008	31.12.2008
ASSETS
Non-current assets
Capitalized development costs	174	328	244
Goodwill	5 189	5 577	6 257
Other intangible assets	3 013	4 117	3 913
Property, plant and equipment	1 930	2 047	2 090
Investments in associated companies	71	335	96
Available-for-sale investments	495	492	512
Deferred tax assets	1 581	1 904	1 963
Long-term loans receivable	34	40	27
Other non-current assets	8	20	10
	12 495	14 860	15 112
Current assets
Inventories	2 034	3 246	2 533
Accounts receivable	8 263	10 772	9 444
Prepaid expenses and accrued income	4 676	3 741	4 538
Current portion of long-term loans receivable	13	100	101
Other financial assets	461	325	1 034
Investments at fair value through profit and loss, liquid assets	688	—	—
Available-for-sale investments, liquid assets	1 770	1 466	1 272
Available-for-sale investments, cash equivalents	3 520	4 040	3 842
Bank and cash	1 454	1 726	1 706
	22 879	25 416	24 470

Total assets	35 374	40 276	39 582

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	274	533	442
Treasury shares	-694	-1 919	-1 881
Translation differences	-134	213	341
Fair value and other reserves	72	51	62
Reserve for invested non-restricted equity	3 176	3 321	3 306
Retained earnings	9 175	11 145	11 692
	12 115	13 590	14 208
Minority interests	1 762	2 355	2 302
Total equity	13 877	15 945	16 510

Non-current liabilities
Long-term interest-bearing liabilities	4 447	174	861
Deferred tax liabilities	1 365	1 797	1 787
Other long-term liabilities	64	159	69
	5 876	2 130	2 717
Current liabilities
Current portion of long-term loans	14	62	13
Short-term borrowing	838	4 050	3 578
Other financial liabilities	139	526	924
Accounts payable	5 066	6 369	5 225
Accrued expenses	6 567	7 686	7 023
Provisions	2 997	3 508	3 592
	15 621	22 201	20 355
Total shareholders’ equity and liabilities	35 374	40 276	39 582
Interest-bearing liabilities	5 299	4 286	4 452
Shareholders’ equity per share, EUR	3.27	3.68	3.84
Number of shares (1 000 shares) (1)	3 707 576	3 696 490	3 697 872

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-9/2009	1-9/2008	1-12/2008
Cash flow from operating activities
Profit attributable to equity holders of the parent	-57	3 412	3 988
Adjustments, total	2 603	2 947	3 469
Change in net working capital	587	-1 548	-2 546
Cash generated from operations	3 133	4 811	4 911
Interest received	93	341	416
Interest paid	-177	-86	-155
Other financial income and expenses, net	-513	216	-195
Income taxes paid	-824	-1 786	-1 780
Net cash from operating activities	1 712	3 496	3 197

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-25	-5 463	-5 962
Purchase of current available-for-sale investments, liquid assets	-1 198	-595	-669
Purchase of investments at fair value through profit and loss, liquid assets	-695	—	—
Purchase of non-current available-for-sale investments	-61	-49	-121
Purchase of shares in associated companies	-27	-15	-24
Additions to capitalized development costs	-26	-77	-131
Long-term loans made to customers	—	-54	—
Proceeds from repayment and sale of long-term loans receivable	—	108	129
Proceeds from (+) / payment of (-) other long-term loans receivable	—	-48	-1
Proceeds from (+) / payment of (-) short-term loans receivable	1	49	-15
Capital expenditures	-384	-665	-889
Proceeds from disposal of shares in associated companies	39	2	3
Proceeds from disposal of businesses	62	61	41
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	690	4 184	4 664
Proceeds from sale of non-current available-for-sale investments	10	9	10
Proceeds from sale of fixed assets	18	55	54
Dividends received	2	3	6
Net cash used in investing activities	-1 594	-2 495	-2 905

Cash flow from financing activities
Proceeds from stock option exercises	—	51	53
Purchase of treasury shares	—	-3 121	-3 121
Proceeds from long-term borrowings	3 899	14	714
Repayment of long-term borrowings	-210	-33	-34
Proceeds from (+) / payment of (-) short-term borrowings	-2 829	3 016	2 891
Dividends paid	-1 520	-2 010	-2 048
Net cash used in financing activities	-660	-2 083	-1 545

Foreign exchange adjustment	-32	-2	-49
Net increase (+) / decrease (-) in cash and cash equivalents	-574	-1 084	-1 302
Cash and cash equivalents at beginning of period	5 548	6 850	6 850
Cash and cash equivalents at end of period	4 974	5 766	5 548

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Total comprehensive income	—	-113	—	376	28	—	3 499	3 790	-166	3 624
Stock options exercised						51		51		51
Stock options exercised related to acquisitions		1						1		1
Share-based compensation		132						132		132
Settlement of performance shares		-150	116			-29		-63		-63
Acquisition of treasury shares			-3 123					-3 123		-3 123
Reissuance of treasury shares			2					2		2
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-11	-2 003
Acquisitions and other changes in minority interests								—	-33	-33
Vested portion of share-based payment awards related to acquisitions		19						19		19
Balance at September 30, 2008	246	533	-1 919	213	51	3 321	11 145	13 590	2 355	15 945

Balance at December 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Total comprehensive income	—	-13	—	-475	10	—	-67	-545	-522	-1 067
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		1						1		1
Settlement of performance shares		-155	217			-130		-68		-68
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			969				-969	—		—
Dividend							-1 481	-1 481	-18	-1 499
Balance at September 30, 2009	246	274	-694	-134	72	3 176	9 175	12 115	1 762	13 877

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.2009	30.09.2008	31.12.2008

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	10	11	11

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	2 581	2 900	2 896

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	1	155	2
Other guarantees	3	6	1

Leasing obligations	1 263	1 254	1 156

Financing commitments
Customer finance commitments	35	289	197
Venture fund commitments	324	489	467

1 EUR = 1.459 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2008.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — October 15, 2009

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its fourth quarter 2009 results on January 28, 2010.

•                  Nokia plans to report its other quarterly results in 2010 on the following dates: Q1 on April 22, Q2 on July 22 and Q3 on October 21, 2010.

•                  Nokia plans to publish its annual report, Nokia in 2009, in week 12 of 2010

•                  Nokia’s Annual General Meeting is scheduled to be held on May 6, 2010.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel